UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Responsys, Inc.

(Name of Issuer)

Common Stock, par value $0. 0001

(Title of Class of Securities)

761248103

(CUSIP Number)

Copies to:

Dorian Daley

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Copy to:

Keith Flaum

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood City, California 94065

Telephone: (650) 802-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761248103	13D	Page

1	NAMES OF REPORTING PERSONS ORACLE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,413,985 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% [1]
14	TYPE OF REPORTING PERSON CO

[1]	An aggregate of 11,413,985 shares of Responsys, Inc. (the “Issuer”) common stock are subject to Tender and Support Agreements dated December 20, 2013 (the “Tender Agreements”) entered into by OC Acquisition LLC (“OC”), a wholly-owned subsidiary of Oracle Corporation (“Oracle”), Raptor Oak Acquisition Corporation, a wholly-owned subsidiary of OC, and each of Accel VI LP, Accel VI-S LP, Accel Internet Fund II LP, Accel Investors ‘98 LP, Accel Investors ‘98-S LP, Accel Keiretsu VI LP, Antonio Casacuberta, Robert W. Frick, Edwin Gillis, Bruce Golden, Gregory C Gretsch Trust DTD 1/28/2000, Gregory C. Gretsch, Edward A. Henrich, The Michael N. and Mary G. Schuh 1990 Family Trust, Scott Olrich, Julian Ong, Chris Paul, Andrew W. Priest, Michael Schuh, Donald E. Smith and Dan Springer (each a “Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. Oracle expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Tender Agreements. Based on the number of shares of Issuer common stock outstanding as of December 17, 2013 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Voting Agreements represents approximately 20.0 % of the outstanding Issuer common stock.

CUSIP No. 761248103	13D	Page

1	NAMES OF REPORTING PERSONS OC ACQUISITION LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,413,985 [2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% [2]
14	TYPE OF REPORTING PERSON OO

[2]	An aggregate of 11,413,985 shares of Responsys, Inc. (the “Issuer”) common stock are subject to Tender and Support Agreements dated December 20, 2013 (the “Tender Agreements”) entered into by OC Acquisition LLC (“OC”), a wholly-owned subsidiary of Oracle Corporation (“Oracle”), Raptor Oak Acquisition Corporation, a wholly-owned subsidiary of OC, and each of Accel VI LP, Accel VI-S LP, Accel Internet Fund II LP, Accel Investors ‘98 LP, Accel Investors ‘98-S LP, Accel Keiretsu VI LP, Antonio Casacuberta, Robert W. Frick, Edwin Gillis, Bruce Golden, Gregory C Gretsch Trust DTD 1/28/2000, Gregory C. Gretsch, Edward A. Henrich, The Michael N. and Mary G. Schuh 1990 Family Trust, Scott Olrich, Julian Ong, Chris Paul, Andrew W. Priest, Michael Schuh, Donald E. Smith and Dan Springer (each a “Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. OC expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Tender Agreements. Based on the number of shares of Issuer common stock outstanding as of December 17, 2013 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Tender Agreements represents approximately 20.0% of the utstanding Issuer common stock.

CUSIP No. 761248103	13D	Page

1	NAMES OF REPORTING PERSONS RAPTOR OAK ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,413,985 [3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% [3]
14	TYPE OF REPORTING PERSON CO

[3]	An aggregate of 11,413,985 shares of Responsys, Inc. (the “Issuer”) common stock are subject to Tender and Support Agreements dated December 20, 2013 (the “Tender Agreements”) entered into by OC Acquisition LLC (“OC”), a wholly-owned subsidiary of Oracle Corporation (“Oracle”), Raptor Oak Acquisition Corporation (“Merger Subsidiary”) and each of Accel VI LP, Accel VI-S LP, Accel Internet Fund II LP, Accel Investors ‘98 LP, Accel Investors ‘98-S LP, Accel Keiretsu VI LP, Antonio Casacuberta, Robert W. Frick, Edwin Gillis, Bruce Golden, Gregory C Gretsch Trust DTD 1/28/2000, Gregory C. Gretsch, Edward A. Henrich, The Michael N. and Mary G. Schuh 1990 Family Trust, Scott Olrich, Julian Ong, Chris Paul, Andrew W. Priest, Michael Schuh, Donald E. Smith and Dan Springer (each a “Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. Merger Subsidiary expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Tender Agreements. Based on the number of shares of Issuer common stock outstanding as of December 17, 2013 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Tender Agreements represents approximately 20.0% of the outstanding Issuer common stock.

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by Responsys, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1100 Grundy Lane, 3rd Floor, San Bruno, CA 94066.

Item 2.	Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Oracle Corporation, a Delaware corporation (“Oracle”), OC Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of Oracle (“OC”) and Raptor Oak Acquisition Corporation (“Merger Subsidiary” and, together with Oracle and OC, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is 500 Oracle Parkway, Redwood City, California 94065. Oracle is the world’s largest provider of enterprise software and a leading provider of computer hardware products and services. Oracle’s software, hardware systems and services businesses develop, manufacture, market, host and support database and middleware software, applications software and hardware systems, with the latter consisting primarily of computer server and storage products. Oracle’s businesses provide products and services that are built upon industry standards, are engineered to work together or independently within existing customer information technology (IT) environments and run securely on a wide range of customer IT environments, including cloud computing environments.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below) and purchase all of the outstanding shares of Common Stock in the Offer and provide funding in connection with the Merger (as defined below) is approximately $1.6 billion, plus related fees and expenses. The Reporting Persons expect to fund these payments using cash on hand.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

As described in Item 3 above, this statement is being filed in connection with the Merger Agreement and the Tender Agreements.

On December 20, 2013, Oracle, the Issuer, OC and Raptor Oak Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of OC (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Parent has agreed to cause Merger Sub to commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding Shares at a price per share equal to $27.00 (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes. The obligation of Parent and Merger Sub to consummate the Offer is subject to the condition that, immediately prior to the expiration of the Offer, there be validly tendered and not withdrawn the number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, would represent a majority of (i) all Shares then issued and outstanding and (ii) all Shares that the Issuer may be required to issue upon the conversion, exercise or exchange of all then outstanding and vested or otherwise convertible, exercisable or exchangeable options, warrants or other rights to acquire, or securities convertible into or exchangeable for, Shares. The consummation of the Offer is also conditioned upon, among other things, the expiration or early termination of the applicable premerger waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

        As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Subsidiary will merge with and into the Issuer, the separate corporate existence of Merger Subsidiary shall cease and the Issuer shall be the successor or surviving corporation of the merger (the “Merger”), and a wholly-owned subsidiary of OC. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger. Upon the consummation of the Merger (the “Effective Time”), each Share will be converted into the right to receive the Offer Price, without interest. Each Issuer stock option, Issuer restricted stock unit and Issuer restricted stock award (whether vested or unvested) which are unexpired, unexercised and outstanding at the time the Merger is consummated and held by an employee or consultant to the Issuer or any of its subsidiaries will be assumed by Oracle and converted automatically into an option, restricted stock unit or restricted stock award, as the case may be, denominated in shares of Oracle common stock, the number and terms of which will be determined pursuant to the terms of the Merger Agreement.

As an inducement to enter into the Merger Agreement, and in consideration thereof, OC and Merger Subsidiary entered into a Tender and Support agreement with each of Accel VI LP, Accel VI-S LP, Accel Internet Fund II LP, Accel Investors ‘98 LP, Accel Investors ‘98-S LP, Accel Keiretsu VI LP, Antonio Casacuberta, Robert W. Frick, Edwin Gillis, Bruce Golden, Gregory C Gretsch Trust DTD 1/28/2000, Gregory C. Gretsch, Edward A. Henrich, The Michael N. and Mary G. Schuh 1990 Family Trust, Scott Olrich, Julian Ong, Chris Paul, Andrew W. Priest, Michael Schuh, Donald E. Smith and Dan Springer (each a “Stockholder”), each dated as of the date of the Merger Agreement (the

“Tender Agreements”). Pursuant to the Tender Agreements, each Stockholder has agreed to tender, and not withdraw, all Shares beneficially owned by them as of the date of the Support Agreement or acquired by them after such date (collectively, the “Subject Shares”) no later than five business days after the commencement of the Offer. Notwithstanding the foregoing, the Supporting Stockholders will not be required to exercise any options or other equity awards under the Support Agreement. None of the Reporting Persons paid any consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreement.

The Supporting Stockholders have also agreed that they will vote their Subject Shares against certain alternative corporate transactions, each as more fully described in the Support Agreement, until the earlier to occur of the Effective Time or the date the Merger Agreement is validly terminated (the “Support Period”), provided that the Support Period will be extended by 90 days following the termination of the Merger Agreement in certain circumstances as described in the Tender Agreements and the Merger Agreement. In furtherance of the Supporting Stockholders’ covenants under the Support Agreement, the Supporting Stockholders agreed to appoint Parent as their attorney-in-fact and proxy vote the Supporting Stockholders’ Subject Shares against the corporate transactions set forth in the immediately preceding sentence.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Tender Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Tender Agreements.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder.

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, the Issuer while allowing the Issuer’s stockholders an opportunity to receive the Offer Price promptly by tendering their shares of Common Stock into the Offer. If the Offer is consummated, the Company will be required, upon request of OC, to promptly take all actions necessary to effect the appointment of Parent’s designees (if any) as directors of the Company. After the consummation of the Offer, Parent and Merger Subsidiary intend to consummate the Merger as promptly as practicable, subject to the satisfaction or waiver of certain conditions. At the effective time of the Merger, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Merger Subsidiary, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the Surviving Corporation and (iii) the directors and officers of Merger Subsidiary immediately prior to the effective time of the Merger will be the initial directors and officers of the Surviving Corporation.

Following the Merger, the Shares will no longer be traded on the Nasdaq Global Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Tender Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2013. A copy of the form of Voting Agreement, listed as Exhibit 2.2 hereto, is incorporated by reference to Exhibit A to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2013.

The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Oracle, OC and Merger Subsidiary will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Oracle, OC and Merger Subsidiary will file tender offer materials on Schedule TO, and the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of Shares are urged to read these documents when they become available because they will contain important information that holders of Issuer securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Tender Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Tender Agreements, the Reporting Persons may be deemed to have the power to vote up to an aggregate of 11,413,985 Shares (of which 5,178,895 Shares represent options to purchase Shares exercisable within 60 days of December 20, 2013) against certain matters set forth in Item 4 above, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of an aggregate of 11,413,985 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 20.0% of the issued and outstanding Shares as of December 17, 2013 (as represented by the Issuer in the Merger Agreement).

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender Agreements, except as otherwise expressly provided in the Tender Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any shares of Issuer common stock covered by the Tender Agreements.

Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Tender Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Merger Agreement and the Tender Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated as of December 20, 2013, by and among Oracle Corporation, Responsys, Inc., OC Acquisition LLC and Raptor Oak Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Responsys, Inc. with the SEC on December 20, 2013).

2.2	Form of Tender and Support Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K filed by Responsys, Inc. with the SEC on December 20, 2013).

99.1	Joint Filing Agreement, dated as of December 30, 2013, by and between Oracle Corporation and OC Acquisition LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2013	ORACLE CORPORATION

/s/ Dorian E. Daley
	Name:	Dorian E. Daley
	Title:	Senior Vice President, General Counsel and Secretary

Date: December 30, 2013	OC ACQUISITION LLC

/s/ Dorian E. Daley
	Name:	Dorian E. Daley
	Title:	President

Date: December 30, 2013	RAPTOR OAK ACQUISITION CORPORATION

/s/ Dorian E. Daley
	Name:	Dorian E. Daley
	Title:	President

SCHEDULE A

1.	Oracle Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Corporation (“Oracle”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Jeffrey O. Henley	Chairman of the Board of Directors

Lawrence J. Ellison	Chief Executive Officer

Dr. Michael J. Boskin	Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University Hoover Institution

Jeffrey S. Berg	Former Chairman and Chief Executive Officer of International Creative Management, Inc.

Safra A. Catz	President and CFO

Hector Garcia-Molina	Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University

H. Raymond Bingham	Advisory Director of General Atlantic LLC

Naomi O. Seligman	Senior Partner of Ostriker Von Simson

George H. Conrades	Chairman of Akamai Technologies, Inc. and Venture Partner at Polaris Venture Partners

Bruce R. Chizen	Independent Consultant and Senior Adviser to Permira Advisers LLP

Mark V. Hurd	President

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

John Fowler	Executive Vice President, Systems

Thomas Kurian	Executive Vice President, Product Development

Dorian E. Daley	Senior Vice President, General Counsel and Secretary

William Corey West	Senior Vice President, Corporate Controller and Chief Accounting Officer

2.	OC Acquisition LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of OC Acquisition LLC are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name		Present Principal Occupation Including Name and Address of Employer
Directors

None – managed by Oracle Corporation

Name		Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)
Dorian E. Daley	President

3.	Raptor Oak Acquisition Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Raptor Oak Acquisition Corporation are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name		Present Principal Occupation Including Name and Address of Employer
Directors

None – managed by Oracle Corporation

Name		Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Dorian E. Daley	President

SCHEDULE B

Stockholder	Shares Beneficially Owned (1)(2)
Accel VI LP	504,980
Accel VI-S LP	2,207,987
Accel Internet Fund II LP	64,518
Accel Investors ‘98 LP	206,370
Accel Investors ‘98-S LP	341,699
Accel Keiretsu VI LP	43,801
Antonio Casacuberta	672,249
Robert W. Frick	630,006
Edwin Gillis	87,090
Bruce Golden	40,562
Gregory C Gretsch Trust DTD 1/28/2000	52,034
Gregory C. Gretsch	326,141
Edward A. Henrich	230,646
The Michael N. and Mary G. Schuh 1990 Family Trust	369,354
Scott Olrich	828,333
Julian Ong	252,249
Chris Paul	495,106
Andrew W. Priest	549,467
Michael Schuh	381,854
Donald E. Smith	429,791
Dan Springer	3,121,136

(1)	As of December 17, 2013, as provided by the Issuer.
(2)	The calculation of beneficial ownership of each of the listed individuals includes the number of shares issuable to such person upon the exercise of stock options exercisable by such person within 60 days of December 20, 2013:

Stockholder	Number of Shares Issuable Upon the Exercise of Stock Options
Accel VI LP	—
Accel VI-S LP	—
Accel Internet Fund II LP	—
Accel Investors ‘98 LP	—
Accel Investors ‘98-S LP	—
Accel Keiretsu VI LP	—
Antonio Casacuberta	671,249
Robert W. Frick	—
Edwin Gillis	50,000
Bruce Golden	12,500
Gregory C Gretsch Trust DTD 1/28/2000	—
Gregory C. Gretsch	12,500
Edward A. Henrich	198,889
The Michael N. and Mary G. Schuh 1990 Family Trust	—
Scott Olrich	490,883
Julian Ong	28,749
Chris Paul	440,821
Andrew W. Priest	522,499
Michael Schuh	12,500
Donald E. Smith	429,791
Dan Springer	2,308,564